# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GH Research PLC, CIK 0001855129
CUSIP: G3855L106
Title of class of securities: Ordinary shares, nominal value $0.025 per share
Address of issuer's principal executive offices: Joshua Dawson House, Dawson Street, DUBLIN 2, Ireland (L2), D02 RY95
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-22-002305
Filed by CIK 0001909586

## Reporting persons
- Terwey Theis H: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 1,784,266; shared voting power 0; sole dispositive power 1,784,266; shared dispositive power 0; aggregate amount beneficially owned 1,784,266 (2.9% of the class)

## Item 1. Issuer
Name of issuer: GH Research PLC
Address of issuer's principal executive offices: Joshua Dawson House, Dawson Street, DUBLIN 2, IRELAND, D02 RY95.

## Item 2. Person Filing
Name of person filing: Theis Terwey
Address of principal business office or, if none, residence: c/o n.cour projects GmbH, Torstrasse 105-107, 10119 Berlin, Germany
Citizenship: Germany

## Item 4. Ownership
Amount beneficially owned: 1,784,266
Percent of class: 2.9. The calculation of the percentage of Ordinary Shares beneficially owned assumes 62,029,395 Ordinary Shares outstanding as of September 30, 2025
Sole power to vote or to direct the vote: 1,784,266
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,784,266
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Terwey Theis H: /s/ Theis Terwey, Theis Terwey (11/14/2025)